UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2007            File No.    0-51453

Pacific Booker Minerals Inc.

(Name of Registrant)

#1702 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

(Address of principal executive offices)

1.

Interim Financial Statements (Revised) for the period ended April 30, 2006.

2.

Interim Financial Statements (Revised) for the period ended July 31, 2006.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

(Registrant)

Dated: January 15, 2007	By: /s/ Gregory Anderson Gregory Anderson, CEO and Director

Exhibits

99.1

Interim Financial Statements (Revised) for the period ended April 30, 2006.

99.2

Interim Financial Statements (Revised) for the period ended July 31, 2006.